Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY  10004-1980

Tel: 212.859.8000

Fax: 212.859.4000

www.friedfrank.com

Direct Line:  212.859.8272

Fax: 212.859.4000

gelfost@ffhsj.com

August 28, 2006

Christian Windsor

Special Counsel

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ACA Capital Holdings, Inc.,
Registration Statement on Form S-1
File No. 333-133949
(the “Registration Statement”)

Dear Mr. Windsor:

                This letter sets forth the response of ACA Capital Holdings, Inc. (the “Company”) to the comment letter, dated July 17, 2006, of the staff of the Division of Corporation Finance (the “Staff”).  In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence.  All references herein to page numbers are to page numbers in Amendment No. 2 to the Registration Statement.  This letter is being filed with Amendment No. 2 to the Company’s Registration Statement.

General

1.                          We noticed you have not filed some of your exhibits, including the legality opinion of Fried Frank; please file all outstanding exhibits with your next amendment so the staff has time to review them.

Response:  Management of the Company confirms that it has filed all exhibits with Amendment No. 2.

                Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies, page F-24

2003 Financial Statement Restatement, page F-25

2.                          In your response to comment 15 of our letter dated June 7, 2006, you state that you provided the required disclosures of paragraphs 36 and 37 of APB 20 in your audited financial statements for 2004.  Given that this Form S-1 is your initial public filing and your audited financial statements for 2004 were not previously filed, please revise to provide the required disclosures in accordance with paragraphs 36 and 37 of APB 20.

Response:  As discussed with Matthew Komar on August 21, 2006, the presentation in note 2 on page F-24 as described were the only line items that were affected by the restatement, and accordingly we do not believe additional disclosure is needed, however, the disclosure was amended to reflect the impact on basic and diluted earnings per share.

Derivative Contracts, page-F-26

3.                          We note your response to comment 16 of our letter dated June 7, 2006.  With respect to the three newly designated cash flow hedges at July 1, 2005, and subsequent interest rate swaps designated as cash flows hedges, please clarify how they meet the requirements of paragraphs 28 and 29 of SFAS 133.

Response: At July 1, 2005, the designation date for our interest rate swaps, separate documentation for each of the three swaps included:

•                  Purpose of the hedge—this was documented as “hedging cash flows related to the variability  in LIBOR based interest payments” on the liabilities of the relevant CDO.

•                  Identification of hedged instrument—was noted in the documentation, for example $170.9 million part of $725 million CDO (liability structure), with further identification of the class of notes and specific portion of the notes that comprise the hedged item.

•                  Nature of the risk being hedged—defined as variable cash flows arising from CDO liabilities that pay interest based on a variable rate.

•                  How the hedging instrument’s effectiveness will be assessed—documentation notes that “effectiveness will be assessed using the Volatility Reduction Measure (“VRM”).”  It goes on to state that effectiveness is defined as a VRM result of 80% or higher—and this requirement is retrospective as well as prospective.  Prospective effectiveness is assessed, both at inception of the hedge and on a quarterly basis, by applying a yield curve shift—that calculates the impact of a 100 basis point rise as well as decline in interest rates. The resulting VRM must also be greater than 80%. The documentation requires that retrospective and prospective calculations be performed on a quarterly basis.

•                  Measurement—documentation also provides for the quarterly measurement of hedge ineffectiveness using the hypothetical derivative method (DIG G7- Method 2).  Under the hypothetical derivative method, the actual swap is recorded at fair value on the balance sheet, and accumulated OCI is adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual swap or the cumulative change in the fair value of a “perfect” hypothetical swap.  The determination of the fair value of both the “perfect” hypothetical swap and the actual swap use discount rates based on the relevant swap curves.  The amount of ineffectiveness, if any, recorded in earnings is equal to the excess of the cumulative change in the fair value of the actual swap over the cumulative change in the fair value of the “perfect” hypothetical swap.  Any element of financing that produces a swap fair value of other than zero, such as when the swap is in-the-money at the inception of the redesignation of the hedge, is recognized as income.

Losses and Loss Adjustment Expenses, page F-28

4.                          We note your response to our comment 21 of our letter date June 7, 2006.  Please tell us the difference in your case specific reserves between using the risk free rate used and the yield on your investment portfolio.

Response:  Because the risk free rate and the book yield are fairly close, the difference in applying the two rates is not large.  Using a book yield of 4.6% for ACA Financial Guaranty Corporation at June 30, 2006 would have resulted in a reserve of $23.4 million, or approximately $100 thousand less than our carried reserve at that time of $23.5 million.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Kathryn McHale (Securities and Exchange Commission)
Alan S. Roseman (ACA Capital Holdings, Inc.)
Edward U. Gilpin (ACA Capital Holdings, Inc.)
Nora J. Dahlman (ACA Capital Holdings, Inc.)
Valerie Ford Jacob (Fried, Frank, Harris, Shriver & Jacobson LLP)
Ethan T. James (Davis Polk & Wardwell)